SEC MAIL PROCESSING SECTION
RECEIVED
MAY 2 5 2011
WASH, D.C.
211

SECU 11020601 SION

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 32162 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 4/1/10 AND ENDING 3/31/11
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fairport Capital, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

830 Post Road East
(No. and Street)

Westport — Connecticut — 06880
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael J. Knight & Company, CPAs
(Name – *if individual, state last, first, middle name*)

116 Sherman Street — Fairfield — Connecticut — 06824
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Patrick A. Conway, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fairport Capital, Inc., as of March 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
RECEIVED
MAY 25 2011
WASH, D.C.
211
SECTION

**Fairport Capital Inc.**

**Report Pursuant to Rule 17A-5 of**

**The Securities and Exchange Commission**

**March 31, 2011**

Fairport Capital, Inc.

**Fairport Capital Inc.**

**Table of Contents**


| | |
|---|---|
| Report of Independent Auditor | 1 |
| Statements of Financial Condition | 2 |
| Statements of Income and Changes in Retained Earnings | 3 |
| Statements of Cash Flows | 4 |
| Notes to Financial Statements | 5 |
| Supplementary Schedules | |
| Schedule I – Computation of Net Capital Under Rule 15c3-1 | 8 |
| Schedule II – Reconciliation of Net Capital From Quarterly Focus – Rule 17a-5(d)(4) to Annual Audited Financial Statements | 9 |
| Independent Auditors' Report on Internal Control Required By Rule 17a-5 of the Securities & Exchange Commission | 10 |
| Accountants' Report on SIPC Supplemental Report and Schedule Determination of SIPC Net Operating Revenues and General Assessment | 12 |

MJK
MICHAEL J. KNIGHT
&COMPANY CPAS

116 Sherman Street. P.O. Box 139
Fairfield, Connecticut 06824
Tel.: (203)259-CPAS (2727)
Fax: (203) 256-CPAS (2727)
Toll Free: 1-888-MJKCPAS (655-2727)
www.mjkcpas.com

Michael J. Knight, CPA, CVA, CFE, ABV
John M. Rolleri, CPA, CFE
Ryan C. Sheppard, CPA, CFF

## REPORT OF INDEPENDENT AUDITOR

To the Shareholder of
Fairport Capital Inc.

We have audited the accompanying statements of financial condition of Fairport Capital Inc. as of March 31, 2011 and 2010 and the related statements of income and retained earnings and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Fairport Capital Inc. as of March 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rules 15(c)3-1 and 17a-5(d)(4) under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Michael J. Knight & Co.*

Michael J. Knight & Company, CPAs
Fairfield, Connecticut
May 18, 2011

**Fairport Capital Inc.**
**Statements of Financial Condition**
**March 31, 2011 and 2010**

| | 2011 | 2010 |
|---|---|---|
| **Assets** | | |
| **Current assets** | | |
| Cash and equivalents | $ 116,291 | $ 91,886 |
| Commissions receivable | 39,767 | 26,120 |
| Due from officer | - | 14,180 |
| Deferred tax | 714 | 1,746 |
| Total current assets | 156,772 | 133,932 |
| **Property and equipment** | | |
| Office equipment | 4,263 | 2,518 |
| Accumulated depreciation | (3,101) | (2,518) |
| Net property and equipment | 1,162 | - |
| **Other assets** | | |
| Security deposit | 999 | 999 |
| Total other assets | 999 | 999 |
| Total assets | $ 158,933 | $ 134,931 |
| **Liabilities and Shareholder's Equity** | | |
| **Current liabilities** | | |
| Accounts payable | $ 123,954 | $ 84,787 |
| Accrued liabilities | 7,392 | 8,727 |
| Income taxes payable | 550 | 1,131 |
| Total current liabilities | 131,896 | 94,645 |
| **Shareholder's equity** | | |
| Common stock - authorized 5,000 shares no par value Issued and outstanding 2,000 shares | 43,950 | 43,950 |
| Treasury stock - at cost | (14,180) | - |
| Accumulated deficit | (2,733) | (3,664) |
| Total shareholder's equity | 27,037 | 40,286 |
| Total liabilities and shareholder's equity | $ 158,933 | $ 134,931 |

**See report of independent auditor and notes to financial statements.**

**Fairport Capital Inc.**
**Statements of Income and Changes in Retained Earnings**
**For the Years Ended March 31, 2011 and 2010**

| | 2011 | 2010 |
|---|---|---|
| **Revenues** | | |
| Commisions and fees revenue | $ 670,644 | $ 768,865 |
| Interest income | 562 | 1,637 |
| Reimbursed expenses | 17,255 | 20,392 |
| Total revenues | 688,461 | 790,894 |
| **Operating expenses** | | |
| Auto | 18,068 | 19,916 |
| Bank services charges | 209 | 133 |
| Client development | 10,891 | 12,997 |
| Commissions paid | 555,150 | 653,723 |
| Consulting | 2,380 | 505 |
| Contributions | 2,866 | 3,217 |
| Depreciation | 583 | - |
| Dues and subscriptions | 982 | 4,273 |
| Insurance | 6,734 | 9,662 |
| Licensing | 818 | 650 |
| Medical benefit plan | 15,388 | 19,470 |
| Office supplies | 3,383 | 4,882 |
| Other taxes | 6 | 6 |
| Postage | 871 | 1,490 |
| Professional fees | 9,500 | 11,760 |
| Regulatory fees | 17,598 | 18,473 |
| Rent | 14,179 | 13,560 |
| Telephone | 3,987 | 4,151 |
| Travel | 22,936 | 19,627 |
| Total operating expenses | 686,529 | 798,495 |
| Net income (loss) before taxes | 1,932 | (7,601) |
| **Tax provision (benefit)** | | |
| Current tax (benefit) | (31) | (1,267) |
| Deferred tax provision (benefit) | 1,032 | (1,746) |
| Total tax provision (benefit) | 1,001 | (3,013) |
| Net income (loss) after taxes | 931 | (4,588) |
| Beginning retained earnings (accumulated deficit) | (3,664) | 924 |
| Ending accumulated deficit | $ (2,733) | $ (3,664) |

**See report of independent auditor and notes to financial statements.**

**Fairport Capital Inc.**
**Statements of Cash Flows**
**For the Years Ended March 31, 2011 and 2010**

| | 2011 | 2010 |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net income (loss) | $ 931 | $ (4,588) |
| Adjustments to reconcile change in net income (loss) to cash used by operating activities: | | |
| Depreciation | 583 | - |
| Deferred tax provision (benefit) | 1,032 | (1,746) |
| Increase in commissions receivable | (13,647) | (2,628) |
| Increase (decrease) in accounts payable | 39,167 | (66,341) |
| Increase (decrease) in accrued liabilities | (1,335) | 8,727 |
| Decrease in income taxes payable | (581) | (2,374) |
| Total adjustments | 25,219 | (64,362) |
| Net cash provided (used) by operating activities | 26,150 | (68,950) |
| **Cash flows from investing activities:** | | |
| Purchase of equipment | (1,745) | - |
| Net cash used by investing activities | (1,745) | - |
| **Net increase (decrease) in cash and cash equivalents** | 24,405 | (68,950) |
| **Beginning cash and cash equivalents** | 91,886 | 160,836 |
| **Ending cash and cash equivalents** | $ 116,291 | $ 91,886 |
| **Noncash items** | | |
| Corporate stock acquired in satisfaction of officer loan receivable (treasury stock) | $ 14,180 | $ - |

**See report of independent auditor and notes to financial statements.**

**Fairport Capital Inc.**
**Notes to Financial Statements**
**March 31, 2011**
**(See Report of Independent Auditor)**

## NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Fairport Capital Inc. (the "Company") was incorporated on March 6, 1984 in the State of Connecticut and is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is qualified to underwrite and sell direct placement programs, mutual funds, and variable annuities. The Company does not carry customer accounts, hold funds or securities of, or for customers. The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of accounting -** The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

**Cash and equivalents** – For the purposes of the statement of cash flows, the Company considers cash in banks and all highly liquid debt instruments with maturity of three months or less to be cash equivalents. The Company may maintain its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

**Use of accounting estimates** - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to the estimated amounts are recognized in the year in which such adjustments are determined.

**Commissions receivable** - Commissions receivable are carried at cost. No allowance for uncollectable accounts is required at March 31, 2011 as management does not believe it is exposed to any risk of loss based upon its historical experience.

**Property and equipment** - Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Asset lives are three to seven years.

**Advertising** – The Company's policy is to expense advertising as incurred.

**Income taxes** – Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will be either taxable or deductible when the assets and liabilities are recovered or settled. Management does not believe it has any uncertain tax positions.

**Medical Reimbursement Plan -** On October 1, 1984, the Company adopted a medical reimbursement plan. This plan will pay premiums on health insurance and disability insurance contracts and any medical, dental and optical expenses which are not reimbursed by insurance policies of any officers and their family of the Corporation.

**Officer's Salaries** - The officer of the Company is a sales representative for the Company and has elected to receive commissions in lieu of salary.

## NOTE 3 - RELATED PARTY TRANSACTIONS

Included in accounts payable is $88,511 due to the president for commissions earned and other reimbursable expenses. The president has elected to defer collection in order to be certain the Company has sufficient operating capital.

The Company paid $2,000 to the president for accounting services during the year.

The Company president personally guarantees the office lease.

## NOTE 4 – INCOME TAXES

The Company records its state and federal tax liability in accordance with Financial Accounting Standards Codification 740. Deferred tax assets are recorded for temporary differences between the recognition of income and expense for tax and financial reporting purposes, using current tax rates.

The net deferred tax asset in the accompanying balance sheet at March 31, 2011 includes the following items:

| | | |
|---|---|---|
| Deferred tax asset | $ | 714 |
| Deferred tax liability | | - |
| Net deferred tax asset | $ | 714 |

Deferred taxes are related to a net operating loss carry forward. Management believes the net operating loss will be realized within the next business cycle. Tax loss carry forward are $2,857.

The components of income tax expense (benefit) related to continuing operations at March 31, 2011 are as follows:

| | | |
|---|---|---|
| Federal | | |
| Current provision | $ | - |
| Deferred provision | | 1,032 |
| | $ | 1,032 |
| State | | |
| Current provision | $ | (31) |
| Deferred provision | | - |
| | | (31) |
| Totals | $ | 1,001 |

## NOTE 5 – CONCENTRATION OF RISK

The majority of the Company's commission income is generated by only a few sales representatives, one of which is the president of the Company. The majority of the Company's commission income is derived from the sales of private placements, annuities and mutual funds.

## NOTE 6 –LEASE COMMITMENTS

The Company leases office space under a month-to-month lease arrangement. The agreement calls for a monthly payment of $1,170. Rent expense for this lease is $14,040. The lease is personally guaranteed by the president of the Company.

## NOTE 7 – NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital; ratio would exceed 10 to 1. At March 31, 2011, the Company had net capital of $20,185, which was $15,185 in excess of its required net capital of $5,000. The Company's ratio of indebtedness to net capital was 653 to 1.

## NOTE 8 – SUBSEQUENT EVENTS

In accordance with FASB Accounting Standards Codification 855, Subsequent Events, the Company has evaluated subsequent events to the statement of financial position date of March 31, 2011 through May 20, 2011, which is the date the financial statements were issued. Management has determined that there are no subsequent events that require disclosure.

**Fairport Capital Inc.**
**Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission**
**For the Year Ended March 31, 2011**
**Schedule I**

| | | |
|---|---|---|
| **Net Capital** | | |
| Total shareholder's equity | $ | 27,037 |
| Deduct shareholder's equity not allowable for net capital | | - |
| Total shareholder's equity qualified for net capital | | 27,037 |
| Additions/other credits: | | - |
| Total member's equity and allowable subordinated liabilities | | 27,037 |
| Deductions/other charges: | | |
| Commissions receivable | | (3,977) |
| Property and equipment | | (1,162) |
| Deferred taxes | | (714) |
| Security deposit | | (999) |
| Total deductions/other charges | | (6,852) |
| Net capital | $ | 20,185 |
| **Aggregate indebtedness** | | |
| Accounts payable and accrued expenses | $ | 131,896 |
| Total aggregate indebtedness | $ | 131,896 |
| **Computation of basic net capital requirement** | | |
| Minimum net capital required | $ | 5,000 |
| Excess net capital | $ | 15,185 |
| Ratio: Aggregate indebtedness to net capital | | 653% |

**See report of independent auditor.**

**Fairport Capital Inc.**
**Reconciliation of Net Capital from Quarterly Focus - Rule 17a-5(d)(4) of the Securities and Exchange Commission to Annual Audited Financial Statements**
**For the Year Ended March 31, 2011**
**Schedule II**

| | | |
|---|---|---|
| **Net Capital as reported on 4th Quarter Focus** | $ | 19,458 |
| **Adjustments from 4th Quarter Focus to Annual Audit** | | |
| Capitalization of fixed asset | | 1,745 |
| Depreciation provided on capitalized fixed asset | | (583) |
| Reclassification of cash on hand from other non-allowable asset | | 134 |
| Adjustment to acounts payable | | 12 |
| Adjustment to deferred tax provision | | (1,032) |
| Adjustment to current tax provision | | 581 |
| Adjustments to non-allowable items, net | | (130) |
| Total adjustments | | 727 |
| **Revised Net Capital as reported in the Annual Audit** | $ | 20,185 |

**See report of independent auditor.**

MJK
MICHAEL J. KNIGHT
&COMPANY CPAS

116 Sherman Street, P.O. Box 139
Fairfield, Connecticut 06824
Tel.: (203)259-CPAS (2727)
Fax: (203) 256-CPAS (2727)
Toll Free: 1-888-MJKCPAS (655-2727)
www.mjkcpas.com

Michael J. Knight, CPA, CVA, CFE, ABV
John M. Rolleri, CPA, CFE
Ryan C. Sheppard, CPA, CFF

To the Member of
Fairport Capital Inc.

In planning and performing our audit of the financial statements of Fairport Capital Inc. (the Company), as of and for the year ended March 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency or combination of deficiencies in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*Michael J. Knight & Co.*

Michael J. Knight & Company, CPAs
May 18, 2011

MJK
MICHAEL J. KNIGHT
&COMPANY CPAS

116 Sherman Street. P.O. Box 139
Fairfield, Connecticut 06824
Tel.: (203)259-CPAS (2727)
Fax: (203) 256-CPAS (2727)
Toll Free: 1-888-MJKCPAS (655-2727)
www.mjkcpas.com

Michael J. Knight, CPA, CVA, CFE, ABV
John M. Rolleri, CPA, CFE
Ryan C. Sheppard, CPA, CFF

To the Member of

Fairport Capital Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2011, which were agreed to by Fairport Capital Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Fairport Capital Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Fairport Capital Inc.'s management is responsible for the Fairport Capital Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form S1PC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-l 7A-5 for the year ended March 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2011, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences. There were no overpayments for applied for the current assessment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

*Michael J. Knight & Co.*

Michael J. Knight & Company, CPAs
May 18, 2011

Fairport Capital Inc.
Determination of SIPC Net Operating Revenues
and General Assessment
For the Year Ended March 31, 2011

Schedule of Assessment Payments

| | |
|---|---|
| **General Assessment** | $ - |
| **Payments Made:** | |
| **Date Paid:** | |
| **10/23/09** | 832 |
| **Amount used in prior year** | (150) |
| | 682 |
| **Interest on late payment(s)** | - |
| **Total assessment balance and interest due (refund)** | $ (682) |
| **Prepaid on Form SIPC-7** | $ (682) |

See accountants' report on SIPC statement.

Fairport Capital Inc.
Determination of SIPC Net Operating Revenues
and General Assessment
For the Year Ended March 31, 2011

**Calculation of General Assessment**

| | |
|---|---|
| **Total revenues** | $ 688,461 |
| **Additions:** | |
| None | - |
| Total additions | - |
| **Deductions:** | |
| Revenues pursuant to line 2c(1) - Form SIPC-7 | (670,644) |
| Revenues pursuant to line 2c(8) - Form SIPC-7 | (17,817) |
| Total deductions | (688,461) |
| **SIPC net operating revenues** | $ - |
| **General assessment (minimum assessment)** | $ - |

**See accountants' report on SIPC statement.**